MINTO EXPLORATIONS LTD.

6411 Imperial Avenue, West Vancouver, B.C., V7W 2J5
Telephone: (604) 921-7570 Telefax: (604) 921-9446
E-mail: mintoexpl@bc.sympatico.ca
Www.mintomining.com

December 13, 2002

Securities and Exchange Commission 82-4119
Mail Stop 3-9
450 - 5 th Street N.W.
Washington, D.C. 20549

Attention: International and Corporate Finance

Dear Sirs:

Re: Quarterly Report – September 30, 2002

Enclosed please find a copy of the Quarterly Report for the Quarter ended September 30, 2002.

Yours truly,

H. Lutz Klingmann
President

dlw 1/7

BC FORM 51-901F

02[illegible]

Quarterly and Year End Report

Incorporated as part of:	X	Schedule A
		Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2002
Date of Report:	November 12, 2002
Name of Issuer:	MINTO EXPLORATIONS LTD .
Issuer's Address:	6411 Imperial Avenue
	West Vancouver, BC V7W 2J5
Issuer's Fax Number:	(604) 921-9446
Issuer's Phone Number:	(604) 921-7570
Contact Person:	H. Lutz Klingmann
Contact Position:	President
Contact Telephone Number:	(604) 921-7570
Contact E-mail:	mintoexpl@telus.net
Web Site Address:	www.mintomining.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Director s. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

J.N. Morton	*"J.N. Morton"*	02/11/12
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

H.L. Klingmann	*"H.L. Klingmann"*	02/11/12
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

MINTO EXPLORATIONS LTD.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(Unaudited - See Notice to Reader)

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

NOTICE TO READER

I have compiled the balance sheet of Minto Explorations Ltd. as at September 30, 2002 and statement of operations and deficit and cash flows for the period then ended from information provided by the Company. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
October 3, 2002

MINTO EXPLORATIONS LTD.

BALANCE SHEET

(Unaudited - See Notice to Reader)

	September 30, 2002	December 31, 2001
ASSETS		
CURRENT ASSETS		
Accounts receivable	$ 1,048	$ 41,028
Prepaid expenses	600	600
	1,648	41,628
MINERAL PROPERTIES (Notes 3 and 4)	5,171,077	5,163,577
CAPITAL ASSETS	4,669	3,911
	$ 5,177,394	$ 5,209,116
LIABILITIES		
CURRENT LIABILITIES		
Bank overdraft	$ 833	$ 660
Accounts payable and accrued liabilities	-	50,239
	833	50,899
ADVANCES FROM A RELATED PARTY (Note 5)	172,872	41,340
	173,705	92,239
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)		
Authorized -		
100,000,000 common shares without par value		
Issued -		
5,912,501 common shares	6,409,891	6,409,891
DEFICIT	(1,406,202)	(1,293,014)
	5,003,689	5,116,877
	$ 5,177,394	$ 5,209,116

APPROVED BY THE BOARD

"J. N. Morton"
Director – J.N. Morton

"H.L. Klingmann"
Director - H.L. Klingmann

MINTO EXPLORATIONS LTD.

STATEMENT OF OPERATIONS AND DEFICIT

(Unaudited - See Notice to Reader)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
EXPENSES				
Audit and accounting	$ (85)	$ 1,685	$ 7,365	$ 11,050
Automobile	-	1,020	-	3,060
Consultants	-	-	1,729	-
Amortization	260	138	773	641
Investor relations and promotion	616	1,460	1,270	4,180
Legal	957	3,800	2,926	7,053
Management fees	28,750	9,867	78,750	48,667
Office and miscellaneous	3,714	6,079	9,382	16,431
Regulatory fees	-	-	2,503	1,500
Shareholder information	-	-	7,471	6,583
Telephone	-	765	-	2,107
Transfer agent	556	857	4,396	2,207
Travel and accommodation	-	-	-	49
Expense recoveries	(1,006)	-	(3,368)	-
	33,762	25,671	113,197	103,528
Less: interest earned	-	(131)	(9)	(2,136)
NET LOSS FOR THE PERIOD	33,762	25,540	113,188	101,392
DEFICIT, BEGINNING OF PERIOD	1,372,440	1,233,883	1,293,014	1,158,031
DEFICIT, END OF PERIOD	$ 1,406,202	$ 1,259,423	$ 1,406,202	$ 1,259,423
LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.02	$ 0.02

MINTO EXPLORATIONS LTD.

STATEMENT OF CASH FLOWS

(Unaudited - See Notice to Reader)

	Three Months Ended September 30, 2002	Three Months Ended September 30, 2001	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the period	$ (33,762)	$ (25,540)	$ (113,188)	$ (101,392)
Less item not requiring cash				
Amortization	260	138	773	641
	(33,502)	(25,402)	(112,415)	(100,751)
Accounts receivable	2,333	1,970	39,979	5,532
Prepaid expenses	-	(600)	-	852
Accounts payable and accrued liabilities	(3,650)	(1,516)	(50,239)	(2,380)
	(34,819)	(25,548)	(122,675)	(96,747)
FINANCING ACTIVITIES				
Advances from a related party	33,871	-	131,532	-
INVESTING ACTIVITIES				
Mineral properties	-	(7,500)	(7,500)	(30,000)
Purchase of capital assets	-	-	(1,530)	(841)
	-	(7,500)	(9,030)	(30,841)
DECREASE IN CASH	(948)	(33,048)	(173)	(127,588)
CASH (CASH DEFICIENCY), BEGINNING OF PERIOD	115	34,036	(660)	128,576
CASH (CASH DEFICIENCY), END OF PERIOD	$ (833)	$ 988	$ (833)	$ 988

1. NATURE OF OPERATIONS

The Company was incorporated April 20, 1993 and is engaged in the exploration and development of mineral properties in the Yukon Territory, Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2001.

3. MINERAL PROPERTIES

Minto Property

The Company has a 100% interest in 65 mineral leases and 99 mineral claims located in the Whitehorse Mining District, Yukon. The vendors have retained a 1.5% net smelter return royalty interest in the production of minerals from the property.

If the Company does not put the Minto Project (as defined) into commercial production by January 1, 2005, the vendor of 29 of the mineral leases and 59 of the mineral claims will have the right to repurchase these leases and claims from the Company for cash of $500,000, subject to adjustment in certain circumstances.

Expenditures made on mineral properties by the Company were as follows:

	2002	2001
DEFERRED EXPLORATION EXPENDITURES		
Project management	$ 7,500	$ 30,000
BALANCE, BEGINNING OF PERIOD	5,163,577	5,118,577
BALANCE, END OF PERIOD	$ 5,171,077	$ 5,148,577

Company has entered into a mining venture agreement for the further development of the properties (refer to Note 4).

4. MINING VENTURE AGREEMENT

On June 17, 1996, the Company entered into a mining venture agreement with its current parent company, Asarco Incorporated ("Asarco"), with respect to the Minto property (Note 3). The agreement provides that the Company will contribute its 100% interest in the properties for a 30% interest in the venture, in return for Asarco expending up to a total of US $25 million on development of the properties for a 70% interest in the venture. Upon commencement of commercial production (as defined), the Company and Asarco are each required to contribute its proportionate share towards the costs of production. Asarco may withdraw from the venture at any time prior to the commencement of commercial production.

The agreement further provides that Asarco will be entitled to recover 100% of its contribution in the venture from net revenues, following which the Company and Asarco may take their proportionate share of all products and dispose of them separately. The Company's and Asarco's interests in the venture may be diluted under certain circumstances. Should an interest be diluted to less than 15%, that interest will be converted to a 1.5% net smelter return royalty.

On March 12, 1998, the Company announced a postponement of development of the project. To September 30, 2002, Asarco had expended approximately $8,500,000 towards its contribution to the venture.

5. ADVANCES FROM A RELATED PARTY

The Company has received cash advances from its parent company, Asarco Incorporated, to assist in financing its continuing operations. The advances are unsecured, bear no interest and have no specific term for repayment.

6. SHARE CAPITAL

Authorized:
100,000,000 common shares without par value
Issued:

	Number of Shares	Amount
Balance as at December 31, 2001 and September 30, 2002	5,912,501	$ 6,409,891

7. RELATED PARTY TRANSACTIONS

a) The president of the Company was paid management fees of $78,750 which have been charged to expenses, and consulting fees of $7,500, which have been capitalized to mineral properties.

b) Legal fees of $2,676 have been paid to a firm in which a director is a principal.

8. COMMITMENTS

The Company has entered into agreements with the president and an officer of the Company to provide project management and engineering consulting services to the Company for an aggregate remuneration of $17,383 per month.

9. SEGMENT INFORMATION

The Company has one operating segment, mineral exploration and development, and all of its assets are located in Canada.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's bank overdraft, accounts receivable and accounts payable and accrued liabilities is estimated to approximate their carrying values due to the immediate or short term maturity of these financial instruments.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2002
Date of Report:	November 12, 2002
Name of Issuer:	MINTO EXPLORATIONS LTD.
Issuer's Address:	6411 Imperial Avenue
	West Vancouver, BC V7W 2J5
Issuer's Fax Number:	(604) 921-9446
Issuer's Phone Number:	(604) 921-7570
Contact Person:	H. Lutz Klingmann
Contact Position:	President
Contact Telephone Number:	(604) 921-7570
Contact E-mail Address:	mintoexpl@telus.net
Web Site Address:	www.mintomining.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

J.N. Morton	*"J.N. Morton"*	02/11/12
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
H.L. Klingmann	*"H.L. Klingmann"*	02/11/12
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

Schedule B

Minto Explorations Ltd.

For the Quarter Ended September 30, 2002

1. Related Party Transactions

During the nine months ended September 30, 2002:

a) The president of the Company was paid management fees of $78,750 which have been charged to expenses and consulting fees of $7,500, which have been capitalized to mineral properties.

b) Legal fees of $2,676 have been paid to a firm in which a director is a principal.

c) The Company received advances in the aggregate of $172,872 from its parent company to assist in financing its continuing operations.

2. a) Securities issued during the quarter: Nil

3. a) Share Capital

Authorized -	100,000,000	common shares without par value
Issued -	5,912,501	common shares

b) Stock Options: Nil

c) Shares in Escrow: Nil

d) Directors and Officers, as at November 12, 2002:

H. Lutz Klingmann	President & Director
Xavier Garcia De Quevedo	Director
James N. Morton	Director
James S. Proc	Secretary & Project Manager

Schedule C

Minto Explorations Ltd.

For the Quarter Ended September 30, 2002

Management Discussion

Highlights

The Minto Project currently remains on hold.

2002 Construction

Only a limited budget had been approved by ASARCO Inc. for care and maintenance work on site in 2002. Maintenance work on the access road to the mine and in the camp was completed in July.

2002 Exploration

The Government of Yukon/NRCan commissioned an airborne magnetic and radiometric survey over a key portion of the Minto District in September 2001. The survey information was released in late-July and this is currently being analyzed.

Some fieldwork was completed in July on the exploration targets that had been identified.

ASARCO COMMODITY MARKET REPORT – November 12, 2002

A main focus of the last Commodity Market Report dated July 11, 2002 was the gloomy macro-economic environment, which suggested that the major industrial sectors around the globe were slipping back into contraction. Despite the pressure this put on the copper markets, a short covering rally in the copper price was then cited as highly probable as a result of the large short position in copper held by speculative commodity trading funds.

Since that last report, there has been more evidence that the momentum for economic growth is now downwards and not upwards. Indeed, the Federal Reserve moved aggressively in mid-November to stave off a double-dip recession in the U.S. economy, cutting interest rates by a larger than expected 50 basis points. Although equity markets and base metal prices had been moving up in the weeks leading up to the Federal Reserve meeting in anticipation of a rate reduction, the market reaction since the rate reduction has been downward. While the interest rate cuts are designed to re-ignite the economy, investors and speculators digested the more immediate bearish implications of the need to drop U.S. interest rates to the lowest level in 41 years.

While the copper price has followed equity prices down modestly over the past week, the previously referenced short covering rally has become fact. From a recent low of 65.60 c/lb. on October 4th, the spot month daily Comex closing price had risen to a peak of 72.80 c/lb. last week before easing slightly back over the last several days. Over the same period, the latest CFTC Commitments of Traders Report showed that the net copper futures position of large speculators had swung from a short position of nearly 23,000 contracts to a long position of almost 15,000 contracts. That sizable switch in positions held by technically- driven, trend-following trading funds was equivalent to 475,000 tons of buying pressure and has been key to the rally in copper prices. With the major

speculative funds now modestly long of copper futures for technical and not fundamental reasons, any technical weakness in prices could prompt liquidation and another price pullback.

On a brighter note, much continues to be said about the soaring demand for copper in China and the ever tightening concentrate situation which seems to be increasingly feeding through to refined output. The International Copper Study Group (ICSG) released its preliminary data for August and made reference to both of those factors in its report. ICSG's estimates show the global refined copper market in a deficit by 13,000 t in August and in a surplus of just 74,000 t for the first eight months of the year, remarkably close to balance. The main features of the ICSG year to date data were a 0.8 % decrease in refined production and a 1.5 % increase in refined demand. On the supply side, the ICSG data underlined the tightness in raw material supplies with copper refinery utilization rates at the lowest level since 1994. On the demand side, China's importance to the global copper market was underscored with the data showing that year to date total world copper usage increased by 1.5 % (153,000 t) but excluding China, copper demand over the same period in the rest of the world actually **fell** by 1.4 % (124,000 t). ICSG also noted, however that those Chinese usage figures are based on "apparent" consumption and does not account for changes in stocks within a country. Given that over 200,000 t of refined copper is thought to have been added to the Strategic Reserve within China, actual consumption of copper in China is almost certainly lower that the ICSG data would suggest. Despite this adjustment to Chinese copper demand, the ICSG data does highlight that the global copper market has moved remarkably close to balance this year despite the slow pace of recovery in global copper demand in 2002.

A review of recently published market summaries shows that most analysts expect the global copper market to end this year largely balanced between supply and demand. Looking forward into next year, the same analysts cite a rebound in Western World demand and China's continued appetite for copper in all forms to be the main keys to the global copper market moving into deficit. With regard to the former, most analysts continue to expect copper demand to increase by 5 % in 2003, a tremendous bounce following a decrease in demand of nearly 8 % in 2001 and virtually no change in demand in 2002. With regard to the latter, Chinese net refined copper imports increased by an astonishing 80 % to 887,000 t in the first nine months of 2002, partly fuelled by the above-noted official stockpile building. It has been rumoured that a further 200,000 t of refined copper will be added to official stockpiles in 2003. Such further Chinese stockpile building could lift the global copper market from a modest deficit to a substantial deficit in 2003 with a positive impact on prices.

Investor Relations Activities

Information on the Company and the Minto Project is available at www.mintomining.com.

There was no other investor relation's activity during the quarter.